January  14, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Cablecom Holdings, Ltd.
Form 20-F for the fiscal year ended December 31, 2009
Filed July 1, 2010
File No. 001-34136

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on December 6, 2010 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.  To the extent that we are continuing to review and respond to a particular comment, we have noted so under the particular comment in the Staff’s letter.  We will provide responses to such comments no later than January 28, 2011.

Form 20-F for the Fiscal Year Ended December 31 2009

General

1.
Disclose the founders of Jaguar Acquisition Corporation (“Jaguar”), the PRC nationality of those individuals, if any, and the application, if any, of PRC regulations relating to the establishment of offshore SPVs by PRC residents, then and now. We note that these regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Disclose how, if at all, these regulations apply to your shareholders who are PRC residents. We note that SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, and the Notice of the General Affairs Department of the State Administration of Foreign Exchange on Printing and Distributing the Implementing Rules for the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No 106, issued on May 29, 2007.

Response:

We do not believe this question is applicable in this case as none of Jonathan Kalman, Richard Corl, James Cassano or John Hoey -- the founders of Jaguar -- are PRC citizens.

2.
Disclose whether HZNT is a wholly foreign-owned enterprise, provide an English translation of its business license, on a supplemental basis, and disclose, all applicable PRC rules and regulations pertaining to its business status, including, but not limited to, any requirement to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company’s registered capital. Disclose its current registered capital and indicate whether the allocations it has made to such fund to date comply with the applicable PRC laws and regulations. To the extent it has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

Response:

Yes, HZNT is a wholly foreign owned enterprise (“WFOE”) with a registered capital of USD 8 million. Its business license is attached hereto as Exhibit I.

Under PRC laws and regulations, HZNT, as a WFOE, may remit dividends out of China, provided that (a) the dividends are paid only out of the WFOE’s accumulated profits as determined in accordance with PRC accounting standards and regulations; and (b) the WFOE has set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. We have disclosed the existence of these reserves in footnote 22 to our audited financial statements and to date have complied with such requirements.

Non-compliance would result in the WFOE not being able to remit dividends out of China and also subject it to up to RMB 200,000 in fines.

3.
Disclose all obligations to register shares or options under PRC rules and regulations Mr. Ng and Mr. Pu Yue and his spouse, or any other individual, including but not limited to all officers, directors and shareholders in your company, subsidiaries and other affiliates, may have and whether they have complied with these obligations.

Response:

In response to the Staff’s comments, the Company proposes to include additional disclosure where appropriate (such as in the Risks Relating to Our Business section on page 9) on the potential risks relating to registration obligations as follows:

“Failure to comply with PRC regulations relating to registration requirements for employee stock ownership plans or share option plans may subject PRC plan participants or us to fines or other legal or administrative sanctions.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control. These measures set forth the requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or capital account. The related implementation rules were issued by SAFE on January 5, 2007. The implementation rules specify approval requirements for certain capital account transactions, including a PRC citizen’s participation in the employee stock ownership plan or stock option plan of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Foreign Exchange Administration Application Procedure  for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas Listed Company, or the “Stock Option Rule”. Under these regulations, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company, are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. As we have granted certain stock options to our PRC employees, we and our PRC employees who have been granted stock options are subject to these regulations. We are now in the process of applying for such registration with the local SAFE. Compliance with these regulations has not had a material adverse effect on our financial condition or results of operations. However, if we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may face sanctions imposed by SAFE or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contributions to our PRC subsidiaries.”

4.
Disclose the nationality of Mr. Ng, his residency days in the PRC and any PRC regulatory registration requirements he may have. We note that Mr. Ng has a New York address in the beneficial ownership table, and further that SAFE Circular No. 106 defines individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC.

Response:

Mr. Ng is a Malaysia Citizen. Mr. Ng’s habitual residence is in New York rather than the PRC.  Further, he has never held any interest in a domestic entity which is or was classified as “domestic interests”. As a result, he will not be deemed as a non-PRC citizen with habitual residence in the PRC for economic benefit in accordance with SAFE Circular No. 106.

Item 3. Key Information, page 5

Risk Factors, page 9

5.
Here and throughout this document, in order to provide greater balance, include additional disclosure to address your inherent risks in ownership through “effective control,” based upon contract rather than equity.

Response:

In response to the Staff’s comments, the Company proposes to include an additional disclosure where appropriate (such as in the section Risks Relating to our Corporate Structure on page 14) on the inherent risks in ownership through effective control as follows:

“We rely on contractual arrangements with JYNT and its shareholders to exercise control over the management and operations of JYNT. These contractual arrangements may not be as effective as direct ownership in providing us with control over JYNT. JYNT and its shareholders may fail to take certain actions required for our business or follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so.  On the other hand, if we had direct ownership of JYNT, we would be able to directly exercise our rights as a shareholder to effect changes in the board of directors of JYNT, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations on the board of directors.”

In addition, we propose to amend and expand our existing risk factor disclosure as set forth below:

“Risks Relating to our Corporate Structure

We exercise voting and economic control over Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) pursuant to contractual agreements with the shareholders of JYNT that may not be as effective as direct ownership.

As a result of the contractual agreements entered into between our indirect subsidiary Heze Cablecom Network Technology Co., Ltd., a PRC company (“HZNT”), and the shareholders of JYNT, we control and are considered the primary beneficiary of JYNT, and are entitled to consolidate the financial results of JYNT, which includes JYNT’s 60% economic interest in the financial results of Binzhou Broadcasting and JYNT’s 55% economic interest in the financial results of Hubei Chutian. JYNT and its shareholders are generally speaking not permitted to terminate the contractual agreements prior to the expiration date. The shareholders of JYNT, however, may not act in the best interest of our company or perform their contractual obligations.

While the terms of these contractual agreements are designed to minimize the operational impact of governmental regulation of the media, cultural and telecommunications industries in the PRC, and provide us with voting control and the economic interests associated with the shareholders’ equity interest in JYNT, they are not accorded the same status at law as direct ownership of JYNT and may not be as effective in providing and maintaining control over JYNT as direct ownership. For example, ~~we~~JYNT and its shareholders may fail to take certain actions required for our business or follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so.  On the other hand, if we had direct ownership of JYNT, we would be able to directly exercise our rights as a shareholder to effect changes in the board of directors of JYNT, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations.

We may not be able to take control of JYNT upon the occurrence of certain events, such as the imposition of statutory liens, judgments, court orders, death or capacity. If the PRC government proposes new laws or amends current laws that are detrimental to the contractual agreements with JYNT, such changes may effectively eliminate our control over the JYNT and our ability to consolidate the financial results of Binzhou Broadcasing and Hubei Chutian, JYNT’s sole operational assets. In addition, if the shareholders of JYNT fail to perform as required under those contractual agreements, we will have to rely on the PRC legal system to enforce those agreements, and there is no guarantee that we will be successful in an enforcement action.

Furthermore, if we, or HZNT, ~~were~~are found to be in violation of any existing PRC laws or regulations, the relevant regulatory authorities would have broad discretion to ~~deal with~~punish us for such violation, including, but not limited to the following:

• levying fines;
• confiscating income; and/or
• requiring a restructure of ownership or operations.

Any failure by JYNT’s shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

JYNT and its shareholders may fail to take certain actions required for our business or In that case, our business operations will be significantly disrupted, and our business and financial condition and operations will be materially and adversely affected.

If JYNT and/or its shareholders fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, exercising the pledge by JNYT’s shareholders of their equity in JNYT, which may not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over JYNT or its subsidiaries, and our ability to conduct our business may be adversely affected.

JYNT has a 49% equity interest in each of Binzhou Broadcasting and Hubei Chutian and the failure by the Binzhou SOE or the Hubei SOE to perform its obligations under the respective  joint venture agreements and services agreements may negatively impact our ability to consolidate the financial operations of Binzhou Broadcasting and Hubei Chutian.

JYNT has entered into a joint venture agreement and a series of services agreements ~~that, pursuant to~~which, in accordance with applicable accounting principles, entitles JYNT to consolidate 60% of the operating results of Binzhou Broadcasting, although JYNT only has a 49% equity interest and the Binzhou SOE ~~has retained~~maintains control of the joint venture.  JYNT has also entered into a joint venture agreement and a series of services agreements ~~that, pursuant to~~which, in accordance with applicable accounting principles, entitles JYNT to consolidate 55% of the operating results of Hubei Chutian, although JYNT only has a 49% equity interest and the local state-owned enterprise, Hubei Chutian Radio and Television Information Network Co., Ltd. (“Hubei SOE”) ~~has retained~~maintains control of the joint venture.  Because JYNT lacks actual control over Binzhou Broadcasting and Hubei Chutian, JYNT, and us through our contractual arrangements with the shareholders of JYNT, are protected in our dealings with the Binzhou SOE and the Hubei SOE only to the extent provided for in the joint venture agreement and the services agreements. If either the Binzhou SOE or the Hubei SOE fails to observe the requirements of its respective joint venture agreement and other services agreements with JYNT, we may have to incur substantial costs and resources to enforce such arrangement, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. If the shareholders of JYNT and us are unable to compel the Binzhou SOE or Hubei SOE to observe the requirements of its respective joint venture agreement and the services agreements, we may be forced to account for the financial results and position of Binzhou Broadcasting and Hubei Chutian pursuant to different accounting principles, effectively eliminating our sole operational assets.”

6.
Please expand your disclosure here to address whether you have created any incentives (financial, contractual or otherwise), to encourage Mr. Pu Yue and Ms. Liang Yuejing to act in the best interests of your company and to renew the agreements that provide you with effective control over JYNT. We note that there have been several other public companies doing business in China with a similar corporate and ownership structure. In including this risk factor consider whether, to your knowledge, such entities have encountered conflicts of interests with respect to their respective shareholders.

Response:

In response to the Staff’s comments, the Company proposes to expand its disclosure as follows:
“We provide no incentives to shareholders (i.e., Mr. Pu Yue and Ms. Liang Yuejing) of JYNT for the purpose of encouraging them to act in our best interests in their capacity as shareholders. The shareholders of JYNT may not act in the best interests of our company or may not perform their obligations under these contracts, including their obligation to renew these contracts when the contracts expire. We may replace the shareholders of JYNT at any time pursuant to our contractual arrangements with them and their shareholders. We are not aware of any conflict of interest claim by a publicly listed company with a similar corporate and ownership structure as ours against any shareholder of their respective consolidated affiliated entities. However, we cannot ensure that if a conflict does arise, the shareholders of JYNT will act in the best interests of our company or that any conflict will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and the shareholders of JYNT, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.”

“Our officers and directors may allocate their time to other businesses....” Page 11

7.
Revise this risk factor to list the other officers and their other business activities you reference herein. Further, reconcile whether or not Mr. Pu Yue serves as CEO and a director of China Broadband as disclosed on page 42, or a new CEO was appointed by China Broadband as disclosed on page 49.

Response:

As reported in a filing on Form 8-K dated December 3, 2010 and in a Registration Statement on Form S-1 (File No. 333-169801) filed in each case by China Broadband Inc., both Mr. Ng and Mr. Pu have resigned from all positions previously held by them with China Broadband and owe no further obligations to such corporation pursuant to settlement arrangements entered into by the relevant parties or as a direct result of such resignation.  Accordingly, we propose to amend the Annual Report on Form 20-F by deleting the risk factor concerning the allocation of time to other businesses by our officers and directors to avoid any misunderstandings regarding their current obligations.

8.
In a prominent manner, in a separate risk factor, please make it clear that Mr. Pu Yue, your CEO and 95% owner of the PRC operating affiliate will remain Vice Chairman and a member of the board of directors of China Broadband, as disclosed on page 49. In this new risk factor disclose all titles held and functions performed by Mr. Pu Yue outside China Cablecom. We note for example your disclosure on page 49 that “An amendment to Mr. Pu Yue’s employment agreement provides that when China Broadband hires a new Chief Financial Officer and Principal Financial Officer, Mr. Pu Yue’s work requirements for China Broadband shall be appropriately reduced Further, update this disclosure regarding the status of China Broadband’s employment of a new CEO and Principal Financial Officer.

Response:

As noted in response to Comment 7 above, we propose to amend the Annual Report on Form 20-F by deleting the risk factor concerning the allocation of time to other businesses by our officers and directors.

Risks Related to our Corporate Structure, page 14

“We rely  exercise voting and economic control...” page 14

9.
Expand your risk factor to address the term and termination provisions of the relevant contractual arrangements: In addition, include additional analysis regarding why these contractual arrangements may not be as effective in providing you with control as direct ownership would be. For example, address how direct ownership would allow you to exercise rights as a shareholder to effect change in the board of directors of the company.

Response:

In response to the Staff’s comments, the Company will expand its disclosure to risks relating to contractual arrangements. Please see the response to comment 5 above.

10.	Please break out as a separate risk factor with its own heading, disclosure regarding the risk of non-performance of the contractual arrangements.

Response:

In response to the Staff’s comments, the Company will expand its disclosure to risks relating to contractual arrangements. Please see the response to comment 5 above.

Item 4.  Information on the Company, page 19

C. Organizational Structure, page 31

PRC Corporate  Structure, page 31

11.	Please revise your organizational tree so that it is large enough to be legible, including footnotes.

Response:

12.
Please explain within this section who is included in the “Trustees 1” box, whether it is a legal entity and it’s status under PRC law. Further, tell us the business purpose of the contractual arrangements going through “Trustees 1,” as opposed to, for example, HZNT to JYNT.

Response:

Pu Yue and Liang Yuejing are listed in the “Trustees 1” box.  The arrangement whereby Pu Yue and Liang Yuejing, both as PRC citizens, are structured as trustee shareholders to incorporate a domestic company so as to obtain special licenses or invest in restricted industries with respect to foreign investment is one of the prevailing business models in the PRC. In this case, HZNT, as a foreign invested enterprise, if structured as JYNT’s shareholder, will subject JYNT to many PRC foreign investment restriction policies.  It is for this reason that the contractual arrangements went through the two trustees instead of HZNT.

13.	Further, explain the business, tax and regulatory purpose of the Hong Kong entity.

Response:

HKZ was set up in Hong Kong primarily for tax purposes.  Any dividends paid by HZNT to HKZ may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if HKZ is not considered to be the beneficial owner of such dividends under applicable tax regulations, such dividends would be subject to withholding tax at a rate of 10%.

14.
We note that each shareholder of JYNT has pledged all of its respective equity interests in JYNT to HZNT to secure the payment obligations of JYNT under certain contractual arrangements between JYNT and HKZ and FIZNT and JYNT. Please describe all certain contractual arrangements and confirm that these pledges were duly created and are currently effective, including duly registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law.

Response:

In response to the Staff’s comments, the Company intends to expand or clarify its disclosure on certain contractual arrangements between both JYNT and HKZ and HZNT and JYNT by revising the third paragraph of page 32 in the Form 20-F as follows:

“Both shareholders of JYNT have pledged all of their equity interests in JYNT to HZNT to secure their payment obligations under loan agreements whereby HKZ extended RMB 484,500 and 25,500 respectively to the two shareholders, and JYNT’s performance of the exclusive services agreement whereby HZNT provides services to JYNT in exchange for a fee.  The Company is in the process of registering the pledges with the competent local branch of the SAIC in order to validate the pledge.  However, the Equity Pledge Agreements themselves are already effective and will remain so until the later of (1) the date on which the last surviving of the Service Agreements, the Loan Agreement and the Equity Option Agreement terminates; and (2) the date on which all outstanding secured obligations are paid in full or otherwise satisfied.”

15.
Further, include a risk factor, if true, that if Mr. Pu Yue or his wife, Liang Yuejing, as shareholders of JYNT, breach their obligations under the contractual arrangements, you may be unable to successfully enforce the pledges. You should include risk factor disclosure, as applicable, that all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the FRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures and that the legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over your JYNT.

Response:

In response to the Staff’s comments, please refer to the Company’s responses to comments 5, 9 and 10.

16.
Further, include risk factor disclosure, if true, that any failure by JYNT or its shareholders to perform their obligations under your contractual arrangements with them may have a material adverse effect on your business. You should include any relevant discussion that they may fail to take certain actions required for your business or follow your instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with you, you may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

Response:

In response to the Staff’s comments, please refer to the Company’s responses to comments 5, 9 and 10.

Item 5. Operating and Financial Review and Prospects, page 34

Liquidity and Capital Resources, page 37

17.
Note 3 to the Consolidated Financial Statements shows that your auditors doubt your ability to continue as a going concern. Please incorporate this disclosure into your discussion of the company’s Liquidity and Capital Resources and other relevant parts of your filing such as the Risk Factors.

Response:

We will provide a response to this comment supplementally no later than January 28, 2011.

Settlement with China Broadband, page 48

18.
Expand this disclosure to provide background to the allegations, including Messrs. Ng’s and Pu Yue’s relationship with those at China Broadband, including related party status to this company, if any, their positions held at the company, the basis for the allegations, etc.

Response:

As noted in response to Comment 7 above, both Mr. Ng and Mr. Pu have resigned from all positions previously held by them with China Broadband and owe no further obligations to such corporation pursuant to settlement arrangements entered into by the relevant parties or as a direct result of such resignation.  Accordingly, we propose to amend the Annual Report on Form 20-F by deleting the section entitled “Settlement with China Broadband” to avoid any misunderstandings in this regard.

19.
Expand your disclosure within the first bullet to explain the meaning of your statement that “Mr. Ng’s revised employment agreement contains an express provision permitting Mr. Ng to resign from China Broadband in the event an acquisition arises that involves our business, which is how Mr. Ng currently intends to handle opportunities in the future that could create a situation similar to that which led to the settlement agreement.” In addition to that explanation, discuss in detail the implications for any actions encompassed within that statement for the company.

Response:

As noted above in response to Comment 18, we propose to delete the section entitled “Settlement with China Broadband” in an amendment to the Annual Report on Form 20-F.

20.
Expand your disclosure to explain your statement that “in the event future acquisitions in the PRC are offered to us rather that China Broadband” Mr. Ng’s continuing relationship with China Broadband could lead to future claims of violations of his duties to that company. Explain from whom such acquisitions might be offered, to whom and how such potential offers could trigger potential liability and other implications to you.

Response:

As noted above in response to Comment 18, we propose to delete the section entitled “Settlement with China Broadband” in an amendment to the Annual Report on Form 20-F.

Item 10.  Additional Information, page 57

21.
We note you have offshore and onshore loan agreements that were made in June and July 2008. We also note your discussion of these agreements in your risk factor at the top of page 13 and Note 25 to the Consolidated Financial Statements. Disclose the business purpose of these loans and why you entered into these loans. In this regard, we note your offshore loans to Rich Dynamic Limited helped it acquire 60% of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. Please explain how Rich Dynamic’s acquisition of Chengdu promoted your business and explain the relationship between your company and Rich Dynamic. Also, disclose whether Rich Dynamic’s share pledge agreement was required to be registered with the relevant local branch of the SAM.

Further, it appears a shareholder of Chengdu extended two onshore loans to JYNT for about RMB 254 million as repayment of the onshore loans. Disclose the shareholder as Dong Wanling, as disclosed at the bottom of page 57 and revise your filing to identify him throughout. Further, explain his affiliation to you.

In addition, detail all of the SAFE regulations that apply to these onshore and offshore loan agreements and how you complied with these regulations. We also note your disclosure at the top of page 13 that SAFE may deem the loan arrangements to be illegal.

Please explain why SAFE may make such a determination, outlining the specific regulations or rules you may have violated and how such violation may have occurred.

Response:

Pursuant to relevant PRC laws and regulations, Rich Dynamic’s pledge for its equity interest in Chengdu Chuanghong, a PRC domestic entity, needs to be registered with the competent SAIC branch to be effective.

Rich Dynamic was set up by the shareholders of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. and the purpose of the acquisition is to change the legal status of Chengdu Chuanghong Jinsha Real Estate Co., Ltd. to a Sino-foreign owned joint venture to entitle to certain tax and fiscal incentives. To complete the acquisition, Rich Dynamic needs offshore US dollars to pay onshore shareholders as required by SAFE. Rich Dynamic did not have US dollars offshore, but one of its Shareholders, Ms. Dong Wanling has Renmingbi (RMB) available onshore.

At the same time, CABL has USD offshore but can not find an effective way to convert them to RMB if CABL wire the fund to China.

The arrangement made between CABL and Rich Dynamic, Chengdu Chuanghong Jinsha Real Estate Co., Ltd. and Dong Wanling is effectively exchange the USD with RMB. Once China lifts the foreign exchange control in the future we will enter into certain settlement agreements with these parties to cancel the onshore and offshore loans

SAFE could regard the entire transactional arrangement including the onshore and offshore loans and the equity transfer, taken as a whole, as a loan extended by the Company to its PRC subsidiary, which would be subject to registration or approval by the Chinese governmental authorities (including without limitation SAFE) and comes under the purview of PRC foreign exchange regulations. In such case, the entire arrangement may be regarded as an attempt to illegally circumvent SAFE’s supervision over foreign exchange. And as a consequence, SAFE may levy fines and restrict our ability to transfer funds to our PRC subsidiaries.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Administration Rules and the Foreign Currency Administration Rules (2008), or the Exchange Rules, any transfer of funds from the Company to its PRC subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval by the Chinese governmental authorities.

Under the Exchange Rules, the following activities are subject to certain conditions, approvals and registrations under PRC law:

•
Loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their operations cannot exceed statutory limits and must be registered with SAFE or its relevant local branches; and

•
Loans by us to our consolidated affiliated entities, each of which are domestic PRC entities, must be approved by the National Development and Reform Commission and registered with SAFE or its relevant local branches.

Operating Lease Commitments, page F-29

22.	Define your use of the “Group” here and on F-31.

Response:

The Company proposes to revise “the Group” to “the Company”, as we incorrectly used the term “Group” on page F-29 and F-31.

Item 15. Controls and Procedures

Management’s Animal Report on Internal Control over Financial Reporting, page 67

23.
We note that you conduct substantially all of your operations within China. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a.	How do you evaluate and assess internal control over financial reporting?

i.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to your operations in China.

ii.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

We evaluate the effectiveness of internal control over financial reportingby assessing the quality of the design of control procedure and test the operating effectiveness of control. Such as:

●	Control over initiating, recording, processing and reconciling account balances, classes of transactions and disclosure and related assertions included in the financial statements;
●	controls related to the initiation and processing of non-routine and nonsystematic transactions;
●	controls related to the selection and application of appropriate accounting policies; and
●	Controls related to the prevention, identification, and detection of fraud.

More specifically, after we set up our joint venture company, Binzhou Broadcasting and Hubei Chutian, we reviewed the business process together with our JV partners who has being operating the cable TV business for more than 20 years. We identified the inherent risks such as cash collection, subscriptions collected on annual basis etc. as part of our business process review. We then modified and enhanced the control procedures to mitigate the risks. Using the annual subscription as an example, the existing practice prior to our investment in the JV was book the revenue on a cash basis which will lead to over or under reporting of revenue, accounts receivable and advance from customers. To ensure the proper accounting of revenue and receivable, we set up the Business & Operation Support System (“BOSS”) with the function of monthly subscription calculation. We also perform monthly reconciliation between the total cash subscription received, the revenue to be booked according to BOSS and advance from customers and accounts receivable accounts. To ensure the designed controls are properly exercised, the monthly reconciliations were reviewed by financial controllers of Binzhou Broadcasting and Hubei Chutian. We also engaged two accounting firms in China to review the internal controls of our two operating Joint ventures on quarterly basis.

ii) we have not yet established an in-house internal audit function although it has been on our agenda and has been requested by our audit committee. W have engaged two external accounting firms: Reanda Certified Public Accountants and Binzhou Sihuanwuhai Certified Public Accountants to perform quality review of our operating subsidiaries and report on the effectiveness of the design and exercise of the controls over financial reporting.

b.	How do you maintain your books and records and prepare your financial statements?

i.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP,

ii.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures,

Response:

We maintain our books in accordance with China’s Accounting Standards for Business Enterprises. We convert our PRC accounts to US GAAP accounts use a spreadsheet with all adjusting entries and related supporting analysis of opening and closing balances. We also use a US GAAP disclosure check list provided a “Big 4” accounting firm to ensure all the proper disclosure are made.

c.	What is the background of the people involved in your financial reporting?

i.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

ii.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

iii.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

d.
We note you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Response:

i)
Our CFO, Sikan Tong, is responsible for preparing of our financial statements and evaluating the effectiveness of our internal control over financial reporting. Mr. Tong was an auditor with PricewaterhouseCoppers, Shanghai (“PwC”) from 1995 to 2003. Among his audit client are subsidiaries of US corporations and Chinese pre-IPO companies planning to list on a US stock exchange. Mr. Tong gained extensive experience on U.S. GAAP from auditing the U.S. GAAP financial statements of these clients. He worked as a Learning and Education manager in PwC from 2003 to 2005 before he joined FTC (Financial Training Company), a UK company specialized in accountancy training. He lectured on the following subjects during his one year with FTC: 1) The difference between IFRS and USGAAP, 2) Introduction to U.S.GAAP. 3) Introduction to Sarbanes-Oxley and internal control framework.. He is a fellow (experienced member) of the Association of Charted Certified Accountant (ACCA), UK and a member of Certified Public Accountant, China.

ii)	We do not retain other accounting firms for preparing our U.S. GAAP financial statements but we retain the following accounting firms assessing the internal control over financial reporting.

●	Reanda Certified Public Accountants
- Randa is one of the largest local CPAs in China with 1,500 accountants including 500 CPAs (China)
- Address: Room 2008, East Zone, Building 1, Zhubang 2000, 100 Balizhuang West Lane, Chaoyang District, Beijing, Zip Code: 100025 Tel.: 010-85866870 Fax:010-85866877
- Engagement team with 4-6 accountant lead by project manager who is a qualified accountant performs quarterly review of Hubei Chutain. Each quarter, they spend around 2 to 3 weeks on field.
- The service fee we paid for 2009 was Rmb 1,380,000(USD 206,000)

●	Binzhou Sihuanwuhai Certified Public Accountants
-
Binzhou Sihuanwuhai Certified Public Accountants is located in the same city of Binzhou Broadcasting. It has been providing auditing and advisory services to our JV partner, Binzhou SOE, for many years and understands the our cable TV and media operations.

-	498, Huang He San Road, Binzhou, China (Tel.: 0543-3386369)
-	Engagements led by one of its partner with 2 assistant. They spend one week each quarter.
-	Service fee for 2009: Rmb 400,000 (Approx. USD 60,000)

iii)	We do not retain individuals for preparing our US GAAP financial statements or assessing the internal control over financial reporting.

d)                  Emmanuel Olympitis is our chairman of audit committee and financial expert. He is also the non-executive director and chairman of Phote-Me International Plc (listed on the London Stock Exchange)’s audit committee. He has held positions as a non-executive Director and member of Audit Committees on several UK-listed companies including Matica Plc., Secure Fortress Plc., Bulgarian Land Development Plc., Norman 95 Plc., and served as Chairman for Bella Media Plc.

Emmanuel Olympitis matriculated at The King’s School in Canterbury, Kent, and studied Law at University College London, where he took an LLB Honours degree in 1970.

Emmanuel Olympitis has extensive knowledge and experiences on internal controls of financial reporting of public companies, although most of his past experiences are gained from the UK listed companies. Since he was appointed as the chairman of audit committee of CABL, he kept frequent communication with the management and the company’s external auditor to understand the financial statements and the internal control issues identified by management and external auditors.

24.
Please revise and identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. The framework on which management’s evaluation of the issuer’s internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment See Item 308T (a)(2) of S-K.

Response:

The Company proposes to make the following revision to its disclosure:

“(b) Management’s annual report on internal control over financial reporting

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Given the size of our Company in terms of capital and personnel, the controls generally involve direct observations by the CFO and CEO, and the review of all financial reporting documents by the CFO. Management has concluded that our internal controls over financial reporting are effective based on criteria established in the Internal Control-integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)..

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can only provide reasonable assurances with respect to financial statement preparation and presentation. In addition, any evaluation of effectiveness for future periods is subject to the risk that controls may become inadequate because of changes in conditions in the future.”

Note 4. Recent Changes in Accounting Standards, page F-18

25.
We note that voting and economic control over Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) is pursuant to contractual agreements. In light of the changes in how a company determines whether an entity should be consolidated under ASU 2009-17, please explain to us, in detail, how you analyzed ASU 2009-17 and tell us what you expect the impact of this pronouncement will be on the consolidated financial position and results of operations.

Response:

We will provide a response to this comment supplementally no later than January 28, 2011.

Note 10. Intangible Assets, net, page F-23

26.
It appears that the Company’s net book value exceeds its market capitalization, suggesting that goodwill may be impaired. Please refer to the guidance in ASC Subtopic 350-20 and tell us when you tested goodwill for impairment and explain to us, in detail, the basis for your conclusion that goodwill was not impaired. Address in your response the consideration you gave to the significant operating losses incurred over the past two fiscal years and identify and explain to us any factually supportable mitigating factors considered by management in its impairment analysis.

Response:

We will provide a response to this comment supplementally no later than January 28, 2011.

Note 14. Note Payable — Non-controlling Interest, page F-25

27.
We note that short-term portion of the Binzhou SOE and Hubei SOE notes payable are interest free and the long-term portions do not appear to bear interest. Your financial statements should reflect all costs of doing business, including interest expense. Please revise or advise us. Refer to SAB Topics 1:11 and 5:T for guidance. See also ASC Topic 835-30.

Response:

Binzhou SOE is our joint venture partner of our subsidiary, Binzhou Broadcasting and Television Information Network Co., Ltd. (“Binzhou Broadcasting”). Both Binzhou SOE and CABL provided funds to Binzhou Broadcasting in the form of equity share capital and interest free shareholder loans. The interest-free shareholder loans provided by CABL to Binzhou Broadcasting were eliminated as an inter-company balance in the consolidated balance sheet. The shareholders of CABL did not pay and would not pay any interest expenses to Binzhou SOE.

Hubei SOE is our joint venture partner of our subsidiary, Hubei Chutian Video Communication Network Co., Ltd. (“Hubei Chutian”). Both Hubei SOE and CABL provided funds to Hubei Chutian in the form of equity share capital and interest free shareholder loans. The interest-free shareholder loans provided by CABL to Hubei Chutian were eliminated as an inter-company balance in the consolidated balance sheet. The shareholders of CABL did not pay and would not pay any interest expenses to Hubei SOE.

Note 20. Stockholders’ Equity, page F-29

28.
In regards to your Series A and B convertible preferred shares, please describe pertinent rights and privileges of the various outstanding securities such as, dividend and liquidation preferences, participation rights, conversion or exercise prices or rates, and unusual voting rights. See Regulation S-X, Rule 4-08(d).

Response:

We will provide a response to this comment supplementally no later than January 28, 2011.

29.
Please describe how you determined that the Series A and B convertible preferred shares and their embedded conversion features, if any, should be classified as equity versus debt. Please also tell us how you determined the fair value measurement of the Series A and B convertible preferred shares.

Response:

We will provide a response to this comment supplementally no later than January 28, 2011.

Note 23. Segment Reporting, page F-29

30.
We note on page 9 that the “networks comprising the operations of Binzhou Broadcasting and Hubei Chutian have historically been operated independently.” Using the guidance in paragraph ASC Topic 280-10-50-1, please tell us whether your chief operating decision maker reviews revenues and costs on a more discrete level, for example, by network operations. Please describe for us the discrete financial information reviewed by your chief operating decision maker when assessing the company’s financial performance. If you have aggregated operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in ASC Topic 280-10-50-11, including the requirement that the segments have similar economic characteristics.

Response:

ASC Topic 280-10-50-1

An operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

Both Binzhou Broadcasting and Hubei Chutian generate revenues from the subscription fee, installation fee and other related charges from the cable TV subscribers and incur expenses, in their area, respectively. Since they are two separate legal entities operating in different provinces of China, the monthly financial and operational results were reviewed by our CEO and CFO (chief operating decision makers). In addition the general financial measures such as revenue, gross profit margin, net profit, operation cashflow and capital expenditures, the chief operating decision makers are also focused on the following performance indicators:

1)	ARPU (Average Revenue Per User)
2)	Number of subscribers and the percentage of growth
3)	Number of analog subscribers converted to digital subscribers during the period under review

Aggregation Criteria

280-10-50-11

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Both Binzhou Broadcasting and Hubei Chutian provide cable TV installation and subscription services to the subscribers in the areas they operate. The services they provided are basically the same, including connecting the subscribers to the cable TV network and transmit TV programs. The cable TV subscribers are both residents in urban and rural areas. Both networks charge a monthly fee to the subscribers for transmitting the TV programs from their Head-End to the household of the subscribers. In China, the cable TV transmission service is regulated by SARFT (State Administration of Radio, Film and Television) no matter which area it operates. For example, SARFT issued guidance to all cable operators to provide a free Set-up-box to the subscribers when converting an analog subscriber to a digital subscriber.

Although Binzhou Broadcasting and Hubei Chutian operate in different province of China, both network provide similar services to similar custom bases using same method. Both of them are under the same regulatory environment. As such, management believed that the two entities may be aggregated into a single operating segment.

Other

31.
Please include parent only financial statements pursuant Rule 5-04 of Regulation S-X, disclose the reasons why these financial statements were required to be presented and expand on the nature of the restrictions on your Chinese operating subsidiaries, or advise, In addition, please quantify the amount of the restricted net assets, as required by Rule 4- 08(e)(3)(ii) of Regulation S-X.

Response:

We will provide a response to this comment supplementally no later than January 28, 2011.

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Clive Ng Clive Ng Chairman

Exhibit I
BUSINESS LICENSE
for
ENTERPRISE LEGAL PERSON

Registration No.: Shandong Heze WFOE No. 000389

Incorporation Date: 20 July 2007

Registration Authority: Administration for Industry and Commerce in Heze City
 (Seal)

Registration Date: 20 July 2007

Name: Heze Cablecom Network Technology Company Limited

Address: Heping Road West, Changjiang Road East Section, Heze City

Legal Representative: Clive Ng

Registered Capital: US$ 6,000,000

Paid-up Capital: US$ 0

Company Type: Limited Liability Company (Wholly-owned by legal persons in Hong Kong, Macao or Taiwan)

Business Scope: Research, development and production of computer software; research and development of network technology, website technology and multimedia technology; system integration; provision of technical consultancy, technology transfer, technical service and technical training; sales of self-produced commodities (licenses are required for the production and operation of products or services subject to licensing)

Shareholder (Founder): Cablecom Company Limited

Term: from 20 July 2007 to 19 July 2037